
02003267


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FEB 2 8 2002
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16198

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Sun Life of Canada (U.S.) Distributors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Sun Life Executive Park
(No. and Street)

Wellesley Hills	Massachusetts	02481
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jane F. Jette (781) 446-1208
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — *if individual, state last, first, middle name*)

200 Berkeley Street	Boston	Massachusetts	02116-5022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jane F. Jette, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sun Life of Canada (U.S.) Distributors, Inc., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Jane F. Jette
Signature

Accounting Officer
Sun Life Assurance Company of Canada (U.S.)
Title

Anne M. Purdon
Notary Public

Anne M. Purdon, Notary P
Commonwealth of Massa
My Commission Expires

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sun Life of Canada (U.S.) Distributors, Inc. (A Wholly Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

Independent Auditors' Report and Supplemental Report on Internal Control

Consolidated Financial Statements

Supplemental Schedule

Year Ended December 31, 2001

Filed Pursuant to Rule 17a-5 (e)(3) as a Public Document

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116-5022

Tel: (617) 437-2000
Fax: (617) 437-2111
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Sun Life of Canada (U.S.) Distributors, Inc.
Wellesley, Massachusetts

We have audited the following consolidated statements of Sun Life of Canada (U.S.) Distributors, Inc. (the "Company") (a wholly owned subsidiary of Sun Life Assurance Company of Canada (U.S.)) for the year ended December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included a review of the Company's control activities for safeguarding securities. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sun Life of Canada (U.S.) Distributors, Inc. as of December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the financial statements, the majority of revenue earned and expenses incurred by the Company are the result of transactions with related parties.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The Schedule of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 of the Company at December 31, 2001, is presented on page 10 for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934.

This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic consolidated financial statements taken as a whole.

Deloitte & Touche LLP

February 15, 2002

SUN LIFE OF CANADA (U.S.) DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 1,615,031
Short-term securities	9,968,824
Amount due from parent and affiliated companies	692,582
Accrued investment income	68
Receivables from affiliates for income taxes paid	1,426,816
Deferred income taxes	59,338
Office furniture and equipment, net of accumulated depreciation of $23,678	77,376
TOTAL ASSETS	$13,840,035

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Amount due to parent and affiliated companies	510,659
Accounts payable and accrued expenses	3,492,421
Accrued taxes	21,900
Total liabilities	4,024,980
STOCKHOLDER'S EQUITY:	
Common stock, par value $100; authorized, 5,000 shares; issued and outstanding, 4,000 shares	400,000
Additional paid-in capital	44,493,862
Accumulated deficit	(35,078,807)
Total stockholder's equity	9,815,055
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$13,840,035

See notes to consolidated financial statements.

SUN LIFE OF CANADA (U.S.) DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

CONSOLIDATED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

REVENUE:	
Distribution fees	$ 6,132,626
Interest on investments	248,898
Other income	5,669
Total revenue	$ 6,387,193
EXPENSES:	
Commissions	7,345,873
Salary and related employee expenses	7,396,247
Printing expenses	2,084,430
Other operating expenses	6,426,222
Total expenses	$ 23,252,772
LOSS BEFORE INCOME TAX BENEFIT	(16,865,579)
INCOME TAX BENEFIT	6,639,048
NET LOSS	$ (10,226,531)

See notes to consolidated financial statements.

SUN LIFE OF CANADA (U.S.) DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2001

	Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
BALANCE AT JANUARY 1, 2001	4,000	$ 400,000	$ 30,493,862	$ (24,852,276)	$ 6,041,586
Capital Contribution	-	-	14,000,000	-	14,000,000
Net loss	-	-	-	(10,226,531)	(10,226,531)
BALANCE AT DECEMBER 31, 2001	4,000	400,000	$ 44,493,862	$ (35,078,807)	$ 9,815,055

See notes to consolidated financial statements.

SUN LIFE OF CANADA (U.S.) DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

CONSOLIDATED STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (10,226,531)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	13,829
Amortization of bond premium or discount	365
Unrealized loss on investments	1,040
Changes in assets and liabilities:	
Increase in deferred taxes	(428)
Decrease in accrued investment income	3,318
Decrease in income tax receivables from affiliates	1,290,062
Increase in accounts payable and accrued expenses	429,957
Decrease in amount due to parent and affiliated companies	(1,133,466)
Decrease in accrued taxes	(296,025)
Purchase of equipment	(84,639)
Net cash used in operating activities	(10,002,518)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Proceeds from maturities of long-term bonds	500,000
Net change in short-term securities	(5,772,497)
Net cash used in investing activities	(5,272,497)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital Contribution	14,000,000
Net cash provided by financing activities	14,000,000
DECREASE IN CASH AND CASH EQUIVALENTS	(1,275,015)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	2,890,046
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 1,615,031

See notes to consolidated financial statements.

1. ORGANIZATION

Sun Life of Canada (U.S.) Distributors, Inc. (the "Company") (a wholly owned subsidiary of Sun Life Assurance Company of Canada (U.S.)) is a National Association of Securities Dealers ("NASD") registered broker-dealer. The Company distributes Futurity variable annuity and variable insurance products of Sun Life Assurance Company of Canada (U.S.) ("Sun Life (U.S.)") (a wholly owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.) and Sun Life Insurance and Annuity Company of New York ("Sun Life (N.Y.)") (a wholly owned subsidiary of Sun Life (U.S.)). The consolidated financial statements include the accounts of Sun Life of Canada (U.S.) Distributors, Inc. and its wholly owned subsidiary, Sunesco Insurance Agency, Inc. Sunesco Insurance Agency, Inc. was incorporated March 31, 1995 as a licensed insurance agent/broker through which agents are able to sell variable insurance products of other companies.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Principles of Consolidation – The accompanying consolidated financial statements include the accounts of Sun Life of Canada (U.S.) Distributors, Inc. and its wholly owned subsidiary. All material intercompany accounts and transactions are eliminated in consolidation.

Cash and Cash Equivalents – The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Investments – The Company classifies investments with original maturities of over three months and less than one year as short term and securities with original maturities of over one year as long term. Short-term securities which consist of U.S. government treasury bills are reported at amortized cost, which approximates market value, and long-term securities are reported at market value, determined using market prices or dealer quotes with unrealized gains and losses reflected as a component of net income. Investments are recorded on a trade date basis. Securities are held in custody at Chase Manhattan Bank.

Office Furniture and Equipment – Office furniture and equipment are carried at cost, net of accumulated depreciation. Depreciation is provided using the straight-line method half-year convention over the estimated useful lives of the assets, generally from five to seven years. Depreciation expense for the year ended December 31, 2001 was $13,829.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounting Estimates – The preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported and disclosed. These amounts and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed.

New Accounting Pronouncements – The Company has adopted the Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." as amended by SFAS No. 138, effective January 1, 2001. The Company determined that the implementation of SFAS No. 133 did not have a material impact on its consolidated results of operations or financial condition.

The Company has adopted FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which replaces SFAS No. 125, "Accounting for Transfers and Services of Financial Assets and Extinguishments of Liabilities." effective January 1, 2001. The Company determined that the implementation of SFAS No. 140 did not have a material impact on its consolidated results of operations or financial condition.

Distribution Fees – Variable annuity and variable insurance products are typically sold through a network of independent broker/dealers. Base commissions to the independent broker/dealers are paid directly by Sun Life (U.S.) and Sun Life (N.Y.) and are not included in the Company's consolidated statement of operations. Commissions paid to independent broker/dealers who receive commission overrides are recorded as commission expense in the Company's consolidated statement of operations. These commissions varied up to a maximum of 2% of sales during the year ended December 31, 2001. All distribution fees and commissions are recorded on a trade date basis and are received from affiliates. The fee rates are determined by agreements with Sun Life (U.S.) and Sun Life (N.Y.) and can be altered at the discretion of Sun Life (U.S.) and Sun Life (N.Y.).

3. EXPENSES ALLOCATED FROM AFFILIATES AND OTHER INTERCOMPANY TRANSACTIONS

The accompanying consolidated financial statements have been prepared from the separate records maintained by the Company. The Company's operations consist solely of activities performed for Sun Life (U.S.) and Sun Life (N.Y.). The results of operations are not representative of what the results may be if the Company had been operated as an unaffiliated company.

The Company shares office facilities with other wholly owned subsidiaries of Sun Life (U.S.). Accordingly, the related costs of such arrangements have been allocated among the various subsidiaries. For the year ended December 31, 2001, the net expense charged to the Company was $39,100. As of January 1, 2002, all employees formerly employed directly by the Company have become employees of Sun Life (U.S.). In future periods, the cost of services provided by those personnel to the Company will be allocated from Sun Life (U.S.).

Intercompany receivables are due to revenues for services rendered by the Company to Sun Life (U.S.) and marketing reimbursements due from Sun Life Assurance Company of Canada, the ultimate operating parent.

4. PENSION PLAN AND OTHER RETIREMENT BENEFITS

The Company participates with Sun Life Assurance Company of Canada in a noncontributory defined benefit pension plan covering substantially all employees. The Company also participates with Sun Life (U.S.) in a plan to provide certain health, dental and life insurance benefits for retired employees and dependents. The Company's share of the accrued pension cost and accrued post-retirement benefit cost was $525,289 and $61,512, respectively, for the year ended December 31, 2001.

5. INCOME TAXES

The Company, along with Sun Life (U.S.) and other affiliates, files its federal and state income tax returns on a consolidated basis. Accordingly, the income tax liability or benefit is allocated to the Company in a manner which is representative of how the Company would compute its provision as a separate entity, with benefit given to losses used in the current consolidated return.

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The components of income taxes for the year ended December 31, 2001 were as follows:

Current benefit:	
Federal	$ 5,273,400
State	1,365,648
Total benefit	$ 6,639,048

The federal income tax benefit for the year ended December 31, 2001 approximated the tax computed using the nominal federal income tax rate of 35%.

Deferred taxes arise due to differences in book and tax basis of investments and depreciation. At December 31, 2001, the deferred tax asset was $59,338. No valuation allowance is considered necessary at December 31, 2001.

6. NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, including Rule 15c3-1, which requires the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness, as defined, to net capital not exceeding 15 to 1. The Company's net capital, as computed pursuant to Rule 15c3-1, at December 31, 2001 was $7,426,472, which was greater than the required net capital of $273,826 by $7,152,646. The ratio of aggregate indebtedness to net capital was .55 to 1 at December 31, 2001.

7. EXEMPTION FROM RESERVE AND SECURITY CUSTODY REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company is exempt from the reserve requirements of Rule 15c3-3 of the Securities Exchange Act of 1934, under the provisions of subparagraph (k) (1) thereof since its transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies. All customer funds are promptly transmitted, and all securities received in connection with activities as a broker-dealer are promptly delivered. The Company does not otherwise hold funds or securities for, or owe money or securities to, customers.

* * * * * *

SUN LIFE OF CANADA (U.S.) DISTRIBUTORS, INC
(A Wholly Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

SCHEDULE OF COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2001

CAPITAL – Stockholder's equity	$ 9,815,055
DEDUCTIONS – Nonallowable assets:	
Furniture	77,376
Tax receivables from affiliates	1,508,536
Deferred income taxes	59,338
Miscellaneous	751
Investment in subsidiary	50,000
Receivables from affiliates	692,582
Total deductions	2,388,583
Net capital before haircuts on securities positions	7,426,472
Haircuts on securities positions	-
NET CAPITAL	$ 7,426,472
TOTAL AGGREGATE INDEBTEDNESS	$ 4,107,383
MINIMUM NET CAPITAL REQUIREMENT OF BROKER-DEALER (the greater of 6-2/3% of aggregate indebtedness, as defined, or $5,000)	$ 273,826
EXCESS NET CAPITAL	$ 7,152,646
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.55 to 1

NOTE: There were no material differences between the amounts presented above and the amounts as reported in the Company's unaudited FOCUS Report of December 31, 2001.

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116-5022

Tel: (617) 437-2000
Fax: (617) 437-2111
www.us.deloitte.com



February 15, 2002

To the Board of Directors and Stockholder
Sun Life of Canada (U.S.) Distributors, Inc.
Wellesley, Massachusetts

In planning and performing our audit of the consolidated financial statements of Sun Life of Canada (U.S.) Distributors, Inc. (the "Company") (a wholly owned subsidiary of Sun Life Assurance Company of Canada (U.S.)) for the year ended December 31, 2001 (on which we have issued our report dated February 15, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP